Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated November 29, 2011

Relating to Preliminary Prospectus Supplement dated November 29, 2011

Registration Statement No. 333-169401

Transocean Ltd.
Investor Relations and
Communications Dept.

Analyst Contacts:	Thad Vayda	News Release
+1 713-232-7551

Chris Kettmann
+1 713-232-7420

Media Contact:	Guy A. Cantwell	FOR RELEASE: November 29, 2011
+1 713-232-7647

TRANSOCEAN ANNOUNCES

PROPOSED SHARE OFFERING

ZUG, SWITZERLAND, Nov 29, 2011 — Transocean Ltd. (NYSE: RIG) (SIX: RIGN) today announced that it has commenced a public offering of 26,000,000 of its shares to be newly issued utilizing Transocean’s authorized share capital, subject to market and other conditions. The underwriters will have an option to purchase up to an additional 3,900,000 shares from Transocean solely to cover over-allotments, if any.

Transocean intends to use the net proceeds from the share offering to partially refinance its acquisition of Aker Drilling ASA, which was initially financed through the use of available cash and the assumption of Aker’s outstanding debt.  In particular, the equity offering would replenish cash that would be applied to the expected approximate $1.7 billion in aggregate repurchase by Transocean Inc. of its 1.50% Series B Convertible Senior Notes due December 2037.

The offering price for the shares is expected to be determined via an accelerated bookbuild process.  The offering represents up to 8.9% of Transocean’s total issued and outstanding shares, and preemptive rights will be excluded.

We have provided certain information related to our five-year revolving credit facility, potential long-term debt financing and a market update regarding expected revenues in the fourth quarter 2011 in the section captioned “Summary — Recent Developments” in the prospectus supplement related to this offering.

Barclays Capital Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers in the equity offering.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, Barclays Capital Inc. at 888-603-5847 or Credit Suisse Securities (USA) LLC at 1-800-221-1037.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. This offering may only be made by means of a prospectus supplement and related base prospectus.

Forward-Looking Statements

Statements included in this news release regarding purchases of the Series B Convertible Senior Notes and the timing, use of proceeds, number of shares and other aspects of the proposed offering and potential long-term debt financing are forward-looking statements that involve certain assumptions. These statements involve risks and uncertainties including, but not limited to, market conditions, closing conditions, actions by holders of the Series B Convertible Senior Notes, Transocean’s results of operations and other factors detailed in “Risk Factors” and elsewhere in Transocean’s filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. Transocean disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

About Transocean

Transocean is the world’s largest offshore drilling contractor and the leading provider of drilling management services worldwide. With a fleet of 135 mobile offshore drilling units, excluding two Ultra-Deepwater Drillships and four High-Specification Jackups under construction, Transocean’s fleet is considered one of the most modern and versatile in the world due to its emphasis on technically demanding segments of the offshore drilling business. Transocean owns or operates a contract drilling fleet of 50 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh-Environment semisubmersibles and drillships), 25 Midwater Floaters, nine High-Specification Jackups, 50 Standard Jackups and one swamp barge.

Notice to Swiss Investors

This document does not constitute an offer to buy or to subscribe for securities of Transocean nor a prospectus within the meaning of applicable Swiss law. The prospectus and prospectus supplement for this offering are available in Switzerland free of charge from Credit Suisse AG, Zurich, Switzerland (Facsimile +41 44 333 35 93, E-mail: equity.prospectus@credit-suisse.com). Investors are advised to consult their bank or financial adviser before making any investment decision.

Notice to Investors in the European Economic Area

In any EEA Member State that has implemented Directive 2003/71/EC (such Directive and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State, together with any applicable implementing measures in the relevant home Member State, the “Prospectus Directive”), this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

Notice to Investors in the United Kingdom

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).  The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents.